
September 29, 2020

Ryan D. Campbell
Chief Financial Officer
Deere & Company
One John Deere Place
Moline, Illinois 61265

        Re: Deere & Company
             Form 10-Q for the Quarterly Period Ended August 2, 2020
             Filed August 27, 2020
             File No. 001-04121

Dear Mr. Campbell:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended August 2, 2020

Condensed Notes to Interim Consolidated Financial Statements (Unaudited)
Note 21. Supplemental Consolidating Data, page 42

1.   Please tell us the purpose of these supplemental schedules, what they reconcile to and why they are included in the footnotes to the financial statements. As part of your response, explain your basis for including the Financial Services segment using the equity method of accounting in your presentation of Equipment Operations and tell us how you considered Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Melissa Kindelan, Senior Staff Accountant, at 202-551-3564 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology